UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                           FORM 10-SB

                GENERAL FORM FOR REGISTRATION OF
              SECURITIES OF SMALL BUSINESS ISSUERS
    Under Section 12(b) or (g) of the Securities Act of 1934

                 INFOCALL COMMUNICATIONS CORP.
         (Name of Small Business issuer in its charter)

          FLORIDA                                 11-3144463
(State or other jurisdiction of                  (IRS Employer
incorporation or organization)                Identification No.)


    8000 Towers Crescent Drive, Suite 640, Vienna, VA 22182
            (Address of principal executive offices)

                         (703) 734-5650
                  (Issuer's telephone number)

 Securities registered or to be registered pursuant to Section
                       12(b) of the Act:

Title of each class      Name of each exchange on which registered
       NONE                                   NONE

 Securities registered or to be registered pursuant to Section
                       12(g) of the Act:

           COMMON STOCK, $0.0001 PAR VALUE PER SHARE
                        (Title of Class)

On November 30, 1999 the Registrant had outstanding 8,536,930 shares of Common Stock, par value $0.0001 per share.

                  INFOCALL COMMUNICATIONS CORP.

                            FORM 10-SB

PART I                                                                   PAGE
------                                                                   ----

ITEM 1    DESCRIPTION OF BUSINESS                                         3

ITEM 2    MANAGEMENT'S DISCUSSION AND ANALYSIS OF                         5
          FINANCIAL CONDITION AND RESULTS OF OPERATION

ITEM 3    DESCRIPTION OF PROPERTIES                                       13

ITEM 4    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL                        13
          OWNERS AND MANAGEMENT

ITEM 5    DIRECTORS, OFFICERS, PROMOTERS & CONTROL PERSONS                14

ITEM 6    EXECUTIVE COMPENSATION                                          16

ITEM 7    CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS                  17

ITEM 8    DESCRIPTION OF SECURITIES                                       17

PART II
-------

ITEM 1    MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S               18
          COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

ITEM 2    LEGAL PROCEEDINGS                                               19

ITEM 3    CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS                   19

ITEM 4    RECENT SALES OF UNREGISTERED SECURITIES                         20

ITEM 5    INDEMNIFICATION OF DIRECTORS AND OFFICERS                       20

ITEM 6    SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS             20

PART F/S

          FINANCIAL STATEMENTS                                      FS/1-FS/15

PART III
--------

ITEM I    INDEX TO EXHIBITS                                               21

ITEM 2    DESCRIPTION OF EXHIBITS                                         21

SIGNATURES                                                                22

                              PART l


ITEM 1.  DESCRIPTION OF BUSINESS

The Company

   The Company, which is headquartered in the technology rich Northern Virginia area, was incorporated on February 1, 1993 under the name of InFocall Communications, Corp. In August, 1995, control of the Company was acquired by the present management to redirect the Company into the human resources, outsourcing and information technology staffing and consulting. In January, 1998, the Company began the development of an Internet based information technology recruiting and career services known as the IT*CareerNet.com. The Company is currently operating IT*CareerNet.com as a division of InFocall Communications, Corp.

   In September, 1999, the Company created an infrastructure delivery vehicle through which technology companies possessing superior products and/or services can be assisted by the Company's operating divisions in obtaining three of the most critical ingredients that will make their businesses successful; personnel, technology and capital. Without any one of these three ingredients, the potential for the success of these client companies is severely limited. The Company presently operates three divisions:
   INFe-Ventures, INFe-Human Resources, and IT*CareerNET.com. The Company has plans to add a fourth division, INFe-Technologies which will perform technology valuation and related consulting services.

   The INFe-Ventures division ("Ventures") performs financial and business consulting services for clients. Ventures identifies and screens E-Commerce, Internet and other technology companies for incubation and investment. Ventures performs valuation services, and assists early, mid and semi-mature stage companies in designing and managing capital formation strategies, forming strategic alliances, and obtaining the technology resources necessary to achieve their business objectives. Ventures was formed by the Company in late 1999 and earns consulting fees from, and equity positions in, its client companies as well as planned fees from individuals through a program being designed to train independent, but somewhat affiliated, merger and acquisition business advisors.

   The INFe-Human Resources division ("Resources") provides staff leasing and human resource management services through professional employer organizations ("PEO's") for its client base including serving as their benefits provider and administrator, payroll processor and personnel management source. Resources plans to acquire the two PEOs whose services it is currently reselling and will derive its revenues as a percentage of its clients' total payroll costs.

   Additionally, through its IT*CareerNET.com division, the Company operates its own Internet recruiting service. IT*CareerNET.com is a trade name developed by the Company in January 1998, and contributes revenues from search and placement fees paid by client companies as well as from planned career management fees from individual subscribers and from affinity programs. IT*CareerNET.com also provides information technology ("IT") staffing services whereby the Company provides its customers, under service contracts up to one year in duration, with IT professionals to service their short-term project needs.

   The Company believes that it is assembling a unique combination of products and services whose targeted customers are in the fastest growing segment of the United States economy technology. While the Company, like many others, will be positioned to assist its clients in obtaining the necessary capital to grow their businesses, it will also be in the unique position of providing payroll and human resource services and perhaps more importantly in recruiting technology talent (perhaps an even rarer resource in today's economy than investment dollars). This combination will allow the Company's clients to focus greater amounts of their time and efforts on advancing their business models and help them develop the competitive edge they need to succeed.

Competition

   The markets for all of the Company's products and services are highly competitive. Furthermore, the Company expects the markets for its products and services to become increasingly more competitive as more companies enter them and offer competition in price, support, additional value added services, and quality, among other factors.

   A number of companies currently offer competitive products in the Company's target markets. Ventures' primary competitors include both public and private companies engaged in venture capital financing activities such as NASD- CMGI and NASD-ICGE as well as the recent growth in venture capital/investment operations arms of technology companies such as AT&T, Lucent, Microsoft and EMC among many others. In addition to having more experience and established track records, the vast majority of these competitors have larger pools of both investment capital and skilled employees than the Company.

   Resources operates in a very fragmented market of PEO's with no large dominant market leaders. The larger PEO's, which are better capitalized than the Company, include Administaff (partially owned by American Express), Employee Solutions and Vincam Solutions of ADP. In addition to the relatively large universe of small PEOs, the Company also competes against traditional well-capitalized providers of payroll and human resource services such as ADP, Paychex and Ceridian as well as accounting software companies that offer out-sourced payroll services, such as Quick Books, and traditional in-house payroll operations.

   IT*CareerNET.com faces significant competition from traditional IT recruiting firms, which have or are currently developing web-based operations as well as a significant number of newer, primarily web-based, recruiters such as CareerBuilder.com, HotJobs.com, ComputerJobs.com, and many others. On the IT staffing side, IT*CareerNET.com faces competition from a large number of small technical staffing firms as well as larger firms such as Analysts International, Compuware, Computer Horizons and the Big Five consulting arms. The majority of IT*CareerNET.com's competitors are better capitalized and have greater market recognition.



ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
          CONDITION AND RESULTS OF OPERATION

   The following is a discussion of the financial condition and results of operation of the Company as of the date of this Registration Statement. This discussion and analysis should be read in conjunction with the Company's audited Financial Statements including the Notes thereto which are included elsewhere in this Form 10-SB.

Overview

   In January 1998, the Company began operations of its IT*CareerNET.com trade name as an Internet recruiting and IT staffing service. This operation generated all the revenues in the fiscal year ended February 28, 1999 and substantially all the revenues generated in the nine month period ended November 30, 1999. This division is expected to increase its revenues through both: (1) internal growth of the Internet recruiting business which generates revenues from search and placement fees paid by client companies, from planned career management fees from individual subscribers, and from affinity programs, and;
   (2) through acquisitions of IT staffing companies. Predicated upon obtaining the necessary financing and capital investments, the Company projects revenues over the next twelve months to increase dramatically, primarily due to the acquisition based strategy of IT staffing companies and through significant planned investments made in staffing and enhancing the Company's Internet based recruiting product and service--both of which are key assumptions used to project future years growth for this division.

   In September 1999, the Company began implementing its strategy to transition itself into an Internet infrastructure company by identifying three key business activities and structuring them into three operating divisions, INFe-Ventures, INFe-Technologies, and INFe-
   Human Resources.

   The INFe-Ventures division generated its first revenues in the last three months of the nine month period ended November 30, 1999. These revenues were generated through its corporate venture consulting services. This division is expected to grow substantially as its cadre of consulting financial professionals graduate from planned training programs and begin selling the Venture products and services to clients. As the Company has not yet offered the planned training programs and due to market fluctuations regarding investments in start-up technology companies, it is difficult to project the revenues expected from the INFe-Ventures Division.

   The INFe-Human Resources division has generated no revenue through the nine month period ended November 30, 1999, but is expected to generate its first revenue stream by the end of the first quarter ending February 28, 2000. The initial revenue streams are expected to be derived from a partnering program, which allows the Company to resell outsourced human resource services (professional employer organization, "PEO", services) to its client base, however, the Company does not expect to have a substantial revenue stream from these activities. The Company projects the majority of its revenue growth in this division to come from acquisitions of PEO companies. The first of these planned PEO acquisitions are expected to take place during the fiscal quarter ending February 28, 2000.

   In addition to the three established divisions discussed above, the Company intends to establish a fourth division, INFe-Technologies, at some time in the future. This division will serve as a technology/software analysis and development arm to the Company.

Net operating loss

   The Company has accumulated approximately $933,000 unused net operating loss carry-forwards as of November 30, 1999 which may be offset against taxable income in future years. The use of these losses to reduce income taxes will depend on the generation of sufficient taxable income prior to the expiration of the net operating loss carry-forwards. The carry-forwards will begin to expire in the year 2008 through the year 2019. No tax benefit has been recorded for the tax year ended February 28, 1999 and the nine months ended November 30, 1999. Certain tax returns have not been filed since February 28, 1995 and therefore net operating loss and contribution carry-forwards may not be available.

Recent Accounting Pronouncements

   The Financial Accounting Standards Board has issued Statement of Financial Accounting Standard (SFAS) No. 128, Earnings Per Share and Statement of Financial Accounting Standards No. 129 Disclosures of Information about an Entity's Capital Structure. SFAS No. 128 provides a different method of calculating earnings per share than was used in accordance with Accounting Principles Board Opinion No. 15, Earnings Per Share. SFAS No. 128 provides for the calculation of Basic and Dilutive earnings per share. Basic earnings per share includes no dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect the potential dilution of securities that could share in the earnings of an entity, similar to fully diluted earnings per share. SFAS No. 129 establishes standards for disclosing information about an entity's capital structure. SFAS No. 128 and SFAS No. 129 are effective for financial statements issued for periods ending after December 15, 1997. Their implementation is not expected to have a material effect on the financial statements.

   The Financial Accounting Standards Board has also issued SFAS No. 130, Reporting Comprehensive Income and SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. SFAS No. 130 establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Owners and distributors to owners define comprehensive income to include all changes in equity except those resulting from investments. Among other disclosures, SFAS No. 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that displays with the same prominence as other financial statements. SFAS No. 131 supersedes SFAS no. 14 Financial Reporting for Segments of a Business Enterprise. SFAS no. 131 establishes standards on the way that public companies report financial information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosure regarding products and services, geographic areas and major customers. SFAS No. 131 defines operating segments as components of a company about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

   SFAS 130 and 131 are effective for financial statements for periods beginning after December 15, 1997 and requires comparative information for earlier years to be restated. The Company had no items of comprehensive income during the period for which financial statements are being presented. The Company has determined that it does not have any separately reportable business segments for the nine months ended November 30, 1999 and for the year ended February 28, 1999.

Inflation

   In the opinion of management, inflation will not have a material effect on the operations of the Company.

Risk Factors and Cautionary Statements

   This Registration Statement contains certain forward-
   looking statements.   The Company wishes to advise readers
   that actual results may differ substantially from such forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by the statements, including, but not limited to, the following: the ability of the Company to meet its cash and working capital needs, the ability of the Company to successfully market its product, and other risks detailed in the Company's periodic report filings with the Securities and Exchange Commission.

TREND ANALYSIS

   The Company's IT*CareerNET.com division is currently seeking to acquire an IT consulting company which is currently generating annual revenues of approximately $2.5 million with annual gross profits of approximately $500,000. The funds to be used for this acquisition are to be provided by the proceeds of the sales of stock pursuant to a Regulation D, Rule 506 ("Rule 506 Offering") promulgated by the U.S. Securities and Exchange Commission ("SEC").

   IT*CareerNET.com's business plan calls for the Company to continue its growth and to reach $100 million in revenue over three years through a series of strategic acquisitions, internal growth built through significant sales and marketing campaigns and Internet affinity programs. IT*CareerNET.com plans on acquiring fifteen IT staffing companies with annual revenues of approximately $5 million each. Total combined annual revenues from these acquisitions are expected to be approximately $75 million with an approximate combined earnings before interest, income taxes, depreciation and amortization ("EBITDA") of 12% or $9 million. Additional revenues will come from existing contracts, banner advertising and a vast array of planned Internet affinity programs that will be sold to IT*CareerNET.com's growing base of IT job seekers. This database currently has over 100,000 resumes and email addresses of technology professionals.

   INFe-Human Resources has projected its growth through a series of planned acquisitions. The annual revenues from the first of these planned acquisitions are projected to be approximately $20 million with an approximate EBITDA of 3%. The division plans to increase its market presence by investing heavily in sales and marketing campaigns.

   Once initial funding and acquisitions are completed, the Company should qualify for stock listing on a national stock exchange, and the Company will then pursue a secondary stock offering to further grow its CORE business and complete additional acquisitions. If the Company is able to raise the necessary funding and complete its planned acquisitions on a timely basis, CORE annual revenues and net income are expected to exceed $200 million and $10 million, respectively, within three years.

Liquidity and Capital Resources

   Since the Company's inception, the Company has funded its cash requirements through sales of its stock pursuant to offerings in accordance with SEC Regulation D, Rule 504, as well as, Rule 506 Offerings, through the issuance of its stock in lieu of cash compensation, a small bank loan and limited sales activity.

   As of the fiscal year ended February 28, 1999, the Company had total assets of $118,956 and total liabilities of $155,792, resulting in a stockholders' deficit of $36,836. Losses have been funded in part by stock sales, issuances of stock in lieu of cash compensation, and by a small bank loan. The Company has conducted several Rule 504 offerings and one 506 offering. The Company received the proceeds of the Rule 506 Offering during the nine month period ending November 30, 1999. At November 30,

   1999, the Company had total assets of $293,391 and total liabilities of $539,666, and a stockholders' deficit of $246,275. The Company's current assets at November 30,
   1999, totaled $200,107.

Financial Conditions and Results of Operations

   A summary of our audited balance sheets for the year ended
   February 28, 1999, and for the nine month period ended
   November 30, 1999, are as follows:


                        As of November 30, 1999     As of February 28, 1999
                        -----------------------   -----------------------

Cash and CD                        $ 167,227               $       0
Current Assets                     $ 200,107               $  44,200

Total Assets                       $ 293,391               $ 118,956

Current Liabilities                $ 226,409               $ 148,301
Total Liabilities                  $ 539,666               $ 155,792

Total Stockholders Deficit         $(246,275)              $ (36,836)
Total Liabilities &
  Stockholders Deficit             $ 293,391               $ 118,956



Summary Revenue Statement

   The following summarizes the results of the Company's operations for the year ended February 28, 1999 and the nine month period ended November 30, 1999.

   Statement of Operations


                          Nine Months Ended         Year Ended
                          November 30, 1999      February 28, 1999
                          -----------------      ----------------
Revenue                         $  392,701            $   57,520
Cost of Revenues                $  234,832            $   28,304

Gross Profit                    $  157,869            $   29,216

Operating Expenses              $  829,380            $  641,044

Loss from operations            $ (671,511)           $ (611,828)

Other (Income)
  Expense, Net                  $   13,180            $    4,865


Contd...

Statement of Operations


                          Nine Months Ended         Year Ended
                          November 30, 1999      February 28, 1999
                          -----------------      -----------------

Net Loss                       $ (684,691)             $ (616,693)

Loss Per Share
Basic                          $    (0.09)             $    (0.09)

Diluted                        $    (0.09)             $    (0.09)



Plan of Operation

   The Company plans to execute its vision of becoming a premier provider of "INFe-Structure" for technology companies by first acquiring and assembling the necessary products and personnel to deliver all of the IT professionals and back-office services that emerging technology companies must have to thrive. In order to do this, the Company initially plans to raise the necessary capital to complete planned acquisitions of the two PEOs whose services it is currently reselling. Concurrent with the raising of capital, IT*CareerNET.com will complete the development of the IT*CareerNET.com as "THE" place for IT professionals to advance and continuously manage their careers and "THE" place for technology companies to acquire the needed talent to advance their businesses.

   In addition to earning fees from corporate customers from searches and from hires, IT*CareerNET.com will launch a new service to individual IT professionals whereby individual IT professionals can hire IT*CareerNET.com as their personal career manager to find them the position they seek, anywhere in the world. IT*CareerNET.com uses its proprietary software, "ASAP", to automate the resume selection and review functions. The software gives IT*CareerNET.com an edge over its competitors as does its approach to making both the hiring company as well as the individual IT professional its customer. Traditional job posting and recruiting web sites are generally designed to serve only the corporate client, often to the neglect of the individual job seeker. With the professional Career Manager Program, the individual job seeker has a champion in the process. The use of ASAP software gives IT*CareerNET.com a cost advantage since it enables IT*CareerNET.com to automate a majority of the search and screening process (including on-line technical testing capability), before an individual is brought in for a face-to-face interview.

   With IT*CareerNET.com's ability to recruit and staff IT professionals and Resources' ability to provide outsourced human resource services to corporate clients in place, the Company will begin to market more aggressively and sell these services within the Washington, DC to Boston corridor. Over the next one to three years, the Company plans to acquire four to five other PEOs in other regions of the country to become a nation-wide provider of outsourced human resource services. In addition, the Company plans to acquire several small IT staffing companies (initially targeting companies located in the metropolitan Washington, DC area) whereby the Company can not only hire and recruit individuals for its customers longer-term employee needs, but also provide its customers with contract IT professionals to meet their shorter-term technical staffing needs.

   While Human Resources and IT*CareerNET.com are implementing their respective growth plans, Ventures will begin its training program for self-employed individuals interested in becoming advisors to early stage companies in capital formation and business development while at the same time continuing its strategy of providing such consulting services to emerging technology companies.
   Over the next one to three years Ventures plans to build a cadre of trained business consultants from whom it can expand its client/deal flow and open other offices and training facilities in other major metropolitan areas throughout the U.S. When sufficient client successes can be demonstrated, over the next two to five years, the Company, through Ventures, plans to establish private investment partnerships to fund its own client deal flow. In addition, within three years, the Company plans to have its own offshore software development capability through which it can assist its clients in a variety of needed ways.

   The Company's customers are primarily individuals and companies in information technology fields. However, the products it offers, especially the PEO services, which are particularly attractive to companies with one hundred or fewer employees, could be offered to other industries given the necessary resources. Emerging technology companies will seek out the Company's services due to the breadth of services, the competitive pricing, especially by IT*CareerNet.com, and the savings of time and money through employee leasing. Individual IT professionals will seek out IT*CareerNet.com as a career management and job placement tool.

   Management of the Company believes that it is offering a unique collection of products and services targeted toward the rapidly growing technology sector. Small emerging companies have a need for capital, talented IT professionals, and technology and do not have the time or expertise to write business plans, pitch potential investors, recruit personnel, acquire technology, and develop payroll and benefit systems-- all while attempting to focus the greatest amount of their efforts on advancing their own products and/or services in the marketplace. The Company is developing the products and services to do all of these things for them.


FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISKS

   This Registration Statement on Form 10-SB contains forward-looking statements made pursuant to the safe harbor provisions of the Securities Litigation Reform Act of 1995. Such statements consist of any statement other than a recitation of historical facts and can be identified by words such as "may," "expect," "anticipate," "estimate," "hopes," "believes," "continue," "intends," "seeks," "contemplates," "suggests," "envisions" or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are based largely on the Company's expectations and are subject to a number of risks and uncertainties, including but not limited to, those risks associated with economic conditions generally and the economy in those areas where the Company has or expects to have assets and operations. Competitive and other risk factors affecting the Company's operations, markets, products and services and risks relating to existing litigation, attorney general investigations, taxes owed, and associated costs arising out of the Company's activities and the matters discussed in this report; risks relating to changes in interest rates and in the availability, cost and terms of financing; risks related to the performance of financial markets; risks related to changes in domestic and foreign laws, regulations and taxes; risks related to changes in business strategy or development plans; risks related to the outcomes of the pending lawsuits against the Company and the associated costs; risks associated with future profitability; and other factors discussed elsewhere in this report and in documents filed by the Company with the Securities and Exchange Commission. Many of these factors are beyond the Company's control. Actual results could differ materially from these forward-looking statements.
   In light of these risks and uncertainties, there can be no assurance that the forward-looking information contained in this registration on Form 10-SB will, in fact, occur. The Company does not undertake any obligation to revise these forward-looking statements to reflect future events or circumstances and other factors discussed elsewhere in this report and the documents filed by the Company with the Securities and Exchange Commission.

Year 2000 Compliance

   The Company has reviewed its computer systems and operations to determine the extent to which the business will be vulnerable to potential errors and failures as a result of the Year 2000 problem. The year 2000 problem results from the use of computer programs which were written using only two digits (rather than four digits) to define applicable years. On January 1, 2000, any clock or date recording mechanism, including date sensitive software using only two digits to represent the year, could recognize a date using 00 as the year 1900, rather than the year 2000. This could result in system failures or miscalculations, causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, provide services or engage in similar activities. These failures, miscalculations and disruptions could have a material adverse effect on the Company's business, operations, and financial conditions. The Company believes the software and hardware components in its systems are Y2K compliant, and the Company has taken steps to make sure its developed systems are Y2K compliant and the system components are Y2K compliant.

   The Company has made inquiries to its outside suppliers to ascertain if such suppliers are Y2K compliant. At this time, management is satisfied that such suppliers have made or are making appropriate examinations and necessary upgrades to insure Y2K readiness. However, the Company does not depend exclusively on one supplier, and, therefore, does not anticipate any significant interruption in materials and supplies in the event that any particular supplier experiences Y2K problems. Although the Company does not anticipate any material adverse effects, it cannot guarantee that no disruption in products or services will occur if multiple suppliers experience Y2K problems.

   The Company has not experienced and does not anticipate any extraordinary expenses related to Y2K. The Company will continue to monitor its internal systems and keep in close touch with its outside suppliers to insure that its operations are not materially affected by Y2K. Currently, the Company does not have contingency plans in place to deal with unanticipated Y2K disruptions if they occur. Such unanticipated disruptions could have an adverse effect on the Company's operation.


ITEM 3.  DESCRIPTION OF PROPERTIES

   The Company's principal executive and administrative offices are located in leased premises in Vienna, Virginia, a suburb of Washington, DC. The administrative offices occupy 1,711 square feet at 8000 Towers Crescent Drive, Suite 640, Vienna, Virginia 22182. The Company anticipates that it will require additional office space, as the current space is not sufficient to meet the expansion plans of the Company. However, the Company believes that the current location will allow for its expansion needs.


ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
         OWNERS AND MANAGEMENT

   The following tables set forth certain information regarding the beneficial ownership of the Company's common stock as of November 30, 1999 by (i) each person (or group of affiliated persons who, to the knowledge of the Company, is the beneficial owner of five percent or more of the Company's outstanding common stock, (ii) each director and each named executive officer of the Company and (iii) all directors and executive officers of the Company as a group. Except as otherwise noted, the Company believes that the persons listed in this table have sole voting and investment power respecting all shares of Common Stock owned by them. The business address of each director and named executive officer listed below is the Company's corporate address, 8000 Towers Crescent Drive, Suite 640, Vienna, Virginia 22182.


Table 1.  Security Ownership of Certain Beneficial Owners

     (1)                   (2)                     (3)                  (4)
TITLE OF CLASS     NAME AND ADDRESS       AMOUNT AND NATURE       PERCENT OF
                   OF BENEFICIAL OWNER    OF BENEFICIAL OWNER        CLASS
--------------     -------------------    -------------------     ----------

Common Stock       Phase 3 Management            2,260,000             26.5%
                   Corporation

Common Stock       William DeRosa
                   1948 Hays Lane
                   Woodland, CA  95776           1,250,000             14.6%




Table 2.  Security Ownership of Management

     (1)                   (2)                     (3)                  (4)
TITLE OF CLASS     NAME AND ADDRESS       AMOUNT AND NATURE       PERCENT OF
                   OF BENEFICIAL OWNER    OF BENEFICIAL OWNER        CLASS
--------------     -------------------    -------------------     ----------

Common Stock       Thomas M. Richfield
                   510 Tobacco Quay
                   Alexandria, VA  22314       1,200,000             14.1%

Common Stock       Gus Mechalas
                   416 Wyndon Road
                   Ambler, PA  19002             350,000              4.1%


ITEM 5.     DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

   The following table sets forth certain information as of the date of this Registration Statement with respect to the directors and executive officers of the Company. A summary of the background and experience of each of these individuals is set forth after the table. The executive officers serve at the discretion of the Company's Board of Directors.


NAME                     AGE    POSITION WITH THE COMPANY
----                     ---    -------------------------

Thomas M. Richfield      58     President/CEO

Gus Mechalas             65     Executive Vice President, Chief Technology
                                Officer

David Dodd               43     Regional Vice President, Information
                                Technology Consulting


Thomas M. Richfield   Board Chairman, President & CEO

   Mr. Richfield has over twenty-five years experience in corporate business management, personnel and technical services, including merger acquisition, initial public offerings (IPO), reverse mergers, funding and capital formation.

   Mr. Richfield acquired control on INFE in 1995 through a reverse merger agreement and is now positioning the Company for rapid growth utilizing Internet based opportunities and his combined knowledge of business, technology, human resources and the Internet. His multi-faceted experience is unique in that it encompasses the key disciplines of the staffing and human resource services industry and key elements of business management including ownership, management, marketing, sales, acquisitions, franchising, training, automation, and financing for both public and private companies. Mr. Richfield is also a co-founder of ASAP Solutions, Inc., a software development company recognized for its Resumes/ASAP software, which is currently used by the Company as the primary search and retrieval system for its IT*CareerNET.com applicant and jobs database.

   Prior to entering the Personnel Services Industries, Mr. Richfield was employed by the IBM and Hewlett Packard Corporations. His early experience was in computer systems development, sales and marketing. Mr. Richfield attended the University of Delaware where he studied business and finance and later attended the Philadelphia Institute of Technology where he graduated with a major in Electronics Engineering.

Gus Mechalas - Executive Vice President, Chief Technology Officer
& board member

   Mr. Mechalas has over sixteen years of management and technical recruiting experience in the computer industry. As Vice President, he is responsible for the management of the Philadelphia office of the IT*CareerNET.com. This includes new business development, recruiting and staff management. He is also responsible for the management of the Company's resume database and computer operations and serves on the Company's Web site development team. Prior to joining the Company he was founder of Acropolis Services, now ASAP Solutions, Inc., a software development company, which produced the Company's current Resumes/ASAP search and retrieval product.

   Prior to joining the Company, he was employed by Unisys Corporation where he was responsible for developing an HMO system for the health care industry. He has served in various management and sales positions including Comserv, as Vice President of Marketing, and Philco-Ford as Eastern regional Sales Manager of their Computer Services Network Division. Mr. Mechalas received a BA in education from Eastern Illinois University. Mr. Mechalas resides in a suburb of Philadelphia.

David Dodd   Regional Vice President, Information Technology
Consulting

   Mr. Dodd has over ten years of project management and consulting experience. Formerly the President of Acromatech, Inc. a technology consulting company, Mr. Dodd grew a start up company to over $2 million in sales in less than three years. Clients included Mobil Oil, Dyncorp, SAIC and several government contract companies.

   Mr. Dodd has a Bachelor of Arts degree in Math Education from the University of Arizona.


ITEM 6.     EXECUTIVE COMPENSATION

   The officers of the Company have not received cash compensation in the past, nor are they receiving cash compensation at the present time, except for David Dodd, as reflected below. Compensation has been given in the
   form of common stock of the Company.   The following table
   sets forth the compensation received by officers.


   Summary Compensation Table


                                                 Long Term Compensation
                                            ---------------------------------
                     Annual Compensation           Awards              Payout
                    --------------------    --------------------   --------------
   (a)        (b)     (c)    (d)    (e)        (f)        (g)       (h)     (i)
Name and      Year  Salary  Bonus  Other    Restricted   Securi-   LTIP    All
Principal            ($)     ($)   Annual     Stock      ties      Payout  Other
Position                           Compen-    Awards     Under-            Compen-
                                   sation      ($)       lying             sation
                                                         Options
---------     ----  ------  -----  ------   ----------   -------   ------  -------

Thomas M.     1999    -0-     -0-   -0-       -0-        114,897    -0-       -0-
Richfield,    1998    -0-     -0-   -0-       -0-        140,910    -0-       -0-
CEO           1997    -0-     -0-   -0-       -0-          -0-      -0-       -0-

Gus           1999    -0-     -0-   -0-       -0-         63,179    -0-       -0-
Mechalas,     1998    -0-     -0-   -0-       -0-         63,708    -0-       -0-
EVP           1997    -0-     -0-   -0-       -0-           -0-     -0-       -0-

David Dodd    1999   9,219    -0-   -0-       -0-           -0-     -0-       -0-
Vice          1998    -0-     -0-   -0-       -0-           -0-     -0-       -0-
President     1997    -0-     -0-   -0-       -0-           -0-     -0-       -0-


ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

   The president of the Company has loaned the Company money to fund current operations. At November 30, 1999 and February 28, 1999, the Company was indebted to president for $41,616 and $29,817, respectively.

   On December 31, 1997, the Company sold their investment in a subsidiary to a related party for $260,000. Interest was paid at a rate of 7.67% per annum compounded semiannually. At November 30, 1999 and February 28, 1999, the balance of the note receivable was $-0- and $25,000, respectively.

   The President was compensated for services rendered for the periods ended November 30, 1999 and February 28, 1999 through the issuance of 200,000 and 1,000,000 shares of restricted, Rule 144(A), common stock. Those shares were valued at $140,810 and $114,897, and is included in the operating expenses on the statement of operations for the periods ended November 30, 1999 and February 28, 1999, respectively.


ITEM 8.  DESCRIPTION OF SECURITIES

COMMON STOCK

   The Company has 20,000,000 authorized shares of common stock, $0.0001 par value per share, of which 8,536,930 shares are issued and outstanding as of November 30, 1999. All shares of common stock outstanding are legally issued, fully paid and non-assessable. Holders of the common shares are entitled to one vote per share with respect to all matters that are required by law to be submitted to a vote of the shareholders. Holders of the common stock are not entitled to cumulative voting. The common stock has no redemption, preemptive or sinking fund rights. Holders of the common stock are entitled to dividends, when, as and if declared by the Board of Directors from funds legally available therefore. Future dividend policy will be determined by the Board of Directors of the Company in light of financial need and earnings, if any, of the Company and other relevant factors. In the event of liquidation, dissolution or winding up of the Company, holders of common stock are entitled to share proportionately all the remaining assets of the Company, after satisfaction of the liabilities of the Company.

PREFERRED STOCK

   The Company is not authorized to issue any shares of preferred stock.

TRANSFER AGENT

   The transfer agent for the Company is American Securities
   Transfer & Trust, Inc., whose address is 12039 West
   Alameda Parkway, Suite Z2, Lakewood, CO 80228.


                             PART II

ITEM 1.   MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
          COMMON AND OTHER STOCKHOLDER MATTERS

   The Company's common stock is quoted on the OTC Bulletin Board under the symbol "INFEE." On December 11, 1997 the Board of Governors of the National Association of Securities Dealers, Inc. ("NASD") approved a series of changes for the OTC Bulletin Board, which affect the Company. The principal changes include: (i) a rule that only those companies that report their current financial information to the SEC, banking or insurance regulators will be included for quotation on the OTC Bulletin Board,
   (ii) that brokers must review current financial statements on a company they are recommending before they recommend a transaction in an OTC security, and (iii) that prior to the initial purchase of an OTC security, every investor must receive a standard disclosure statement prepared by the NASD emphasizing the differences between the OTC securities and other market-listed securities, such as those traded on the NASDAQ Stock Market, Inc. This Registration Statement is being filed on Form 10-SB with the SEC to register the Company's common stock under Section 12(g) of the Securities Exchange Act of 1934, as amended, to comply with the above-stated rule change. In the event the Company's proposed Registration Statement is not declared effective, the Company's securities would not be eligible for continued quotation on the OTC Bulletin Board, which would materially and adversely affect the liquidity in the Company's common stock.

PRICE RANGE OF COMMON STOCK

   In November of 1994, the Company obtained the symbol, "INFE" and application was made for trading on the NASD OTC Bulletin Board system. The first active trading in the shares of the Company began in November, 1994. The following table sets forth for the periods indicating the high and low closing prices of the Company's common stock for the past three years, as reported on the OTC Bulletin Board. The following quotations are over-the-market quotations and, accordingly, reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.


                           COMMON STOCK

QUARTER            1999 TRADE        1998 TRADE         1997 TRADE
                HIGH              HIGH               HIGH
                LOW               LOW                LOW
----------      -------------     -------------      -------------

1st Quarter     1.073             0.2343
                0.3646            0.0833

2nd Quarter     0.719             3.3696             1.1485
                0.479             0.651              0.5

3rd Quarter     0.5               1.6146             0.646
                0.3076            0.5523             0.2656

4th Quarter     0.7345            0.6253             0.2243
                0.3595            0.2813             0.094




NO DIVIDENDS ANTICIPATED TO BE PAID

   The Company has not paid any cash dividends on its common stock since its inception and does not anticipate paying cash dividends in the foreseeable future. The future payment of dividends is directly dependent upon future earnings of the Company, its financial requirements and other factors to be determined by the Company's Board of Directors, in its sole discretion. For the foreseeable future, it is anticipated that any earnings which may be generated from the Company's operations will be used to finance the growth of the Company, and that cash dividends will not be paid to Common Stockholders.


ITEM 2.   LEGAL PROCEEDINGS

   The Company is subject to claims and lawsuits that arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the financial position of the Company.

ITEM 3.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
          ACCOUNTING AND FINANCIAL DISCLOSURE

   Hoffman, Morrison and Fitzgerald, PC is the Company's independent auditor at the present time. The Company has no disagreements with the reports issued by their auditors.

ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES

   In 1997, the Company issued 725,000 shares of its common securities pursuant to Rule 701 of the Act. These shares were issued to employees and consultants, in accordance with plans adopted by the Board of Directors for services rendered to the Company.

   In 1998, the Company issued 1,220,000 shares of its common securities pursuant to Rule 701 of the Act. These shares were issued to employees and consultants, in accordance with plans adopted by the Board of Directors for services rendered to the Company.

   In 1999, the Company issued 1,261,800 shares of its common securities pursuant to Rule 701 of the Act. These shares were issued to employees and consultants, in accordance with plans adopted by the Board of Directors for services rendered to the Company.

   In 1999, the Company conducted a Regulation D, Rule 506 offering of its securities. The Company received a total consideration of $305,000, as the Company conducted its own offering, without the benefit of an underwriter. A total of 1,130,000 shares were sold. The offering concluded on November 10, 1999.


ITEM 5.     INDEMNIFICATION OF DIRECTORS AND OFFICERS

   The Company's Bylaws provide that the Company will indemnify its directors and executive officers and may indemnify its other officers, employees and agents to the fullest extent allowed by Florida law. The Company is also empowered under its Bylaws to enter into indemnification agreements with its directors and officers and to purchase insurance on behalf of any person it is required or permitted to indemnify.

   There is no pending litigation or proceeding involving a director or officer of the Company as to which indemnification is being sought, nor is the Company aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.


ITEM 6.     SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

   The Company is presently in the process of changing its name to INFe.com, Inc. Regarding this change, the Company has called a special meeting of the shareholders to vote on this matter. In connection with the special meeting, the Company is soliciting proxies from its shareholders, which would appoint proxies to vote at the special meeting. No other matters have been submitted to a vote of the shareholders.

                             PART F/S

   The Company's financial statements for the fiscal year ended February 28, 1999 and the nine month period ended November 30, 1999 have been examined to the extent indicated in the reports of Hoffman, Morrison and Fitzgerald, PC, independent certified public accountants, and have been prepared in accordance with generally accepted accounting principles and pursuant to Regulation SB as promulgated by the SEC and are included herein.

                                                Infocall Communications Corp.
                                                -----------------------------
                                                Financial Statements
                                                For the Nine Months Ended
                                                November 30, 1999
                                                And for the Year Ended
                                                February 28, 1999
                                                With Independent Auditors'
                                                Report

Infocall Communications Corp.
Financial Statements
For the Nine Months Ended November 30, 1999
And for the Year Ended February 28, 1999
With Independent Auditors' Report



-----------------------------------------------------------------------------

CONTENTS                                                                PAGE

-----------------------------------------------------------------------------

Independent Auditors' Report                                              1

Financial Statements:

      Balance sheets                                                      2

      Statements of operations                                            3

      Statements of changes in stockholders' equity (deficit)             4

      Statements of cash flows                                            5

Notes to Financial Statements                                            6-15

INDEPENDENT AUDITORS' REPORT

-----------------------------------------------------------------------------

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS
  INFOCALL COMMUNICATIONS CORP.
    Vienna, Virginia

We have audited the accompanying balance sheets of INFOCALL COMMUNICATIONS CORP. (the "Company") as of November 30, 1999 and February 28, 1999, and the related statements of operations, changes in stockholders' equity and cash flows for the nine months ended November 30, 1999 and for the year ended February 28, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of INFOCALL COMMUNICATIONS CORP. as of November 30, 1999 and February 28, 1999 and the results of its operations and its cash flows for the nine months ended November 30, 1999 and the year ended February 28, 1999 in conformity with generally accepted accounting principles.





McLean, Virginia
December 3, 1999, except Note G and O
    which is as of December 23, 1999

Infocall Communications Corp.
Balance Sheets
------------------------------------------------------------------

                                                 November 30,       February 28,
                                                     1999              1999
                                                -------------       ------------

ASSETS

CURRENT ASSETS:
   Cash                                         $    117,227        $     -
   Certificate of deposit - restricted                50,000              -
   Trade accounts receivable, net                     32,880              19,200
   Note receivable                                      -                 25,000
                                                ------------        ------------
       Total current assets                          200,107              44,200

PROPERTY AND EQUIPMENT, net                           24,246              23,075

OTHER ASSETS:
   Software development costs                         38,010              51,681
   Deferred costs                                     25,000                -
   Deposits                                            6,028                -
                                                ------------        ------------
       Total other assets                             69,038              51,681
                                                ------------        ------------
                                                $    293,391        $    118,956
                                                ============        ============
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES:
   Line of credit - bank                        $     45,000        $       -
   Note payable                                       12,245              12,245
   Capital lease obligation                            4,589               4,050
   Accounts payable                                  122,958             102,189
   Loan payable - shareholder                         41,616              29,817
                                                ------------        ------------
      Total current liabilities                      226,408             148,301      0

OTHER LIABILITIES:
   Capital lease obligation                            3,978               7,491
   Liability for stock to be issued                  309,280                -
                                                ------------        ------------
      Total other liabilities                        313,258               7,491

        TOTAL LIABILITIES                            539,666             155,792

COMMITMENTS AND CONTINGENCIES                           -                   -

STOCKHOLDERS'  DEFICIT:
   Common stock, $.0001 par value;
     20,000,000 shares authorized
     8,536,930 and 7,421,930 shares issued
     and outstanding at November 30, 1999 and
     February 28, 1999, respectively                     854                 742
   Additional paid-in capital                      1,227,145             752,005
                                                ------------        ------------
   Accumulated deficit                            (1,474,274)           (789,583)
                                                ------------        ------------
        Total stockholders' deficit                 (246,275)            (36,836)
                                                ------------        ------------
                                                $    293,391        $    118,956
                                                ============        ============

-------------------------------------------------------------------
                                                                  2
The accompanying notes are an integral part of these
financial statements.



Infocall Communications Corp.
Statements of Operations

-------------------------------------------------------------------

                                                           For the Nine          For the Twelve
                                                           Months Ended           Months Ended
                                                        November 30, 1999       February 28, 1999
                                                        -----------------       -----------------

REVENUE                                                 $        392,701        $         57,520

COST OF REVENUES                                                 234,832                  28,304
                                                        ----------------        ----------------
  Gross profit                                                   157,869                  29,216

OPERATING EXPENSES                                               829,380                 641,044
                                                        ----------------        ----------------
  Loss from operations                                         (671,511)                (611,828)

OTHER (INCOME) EXPENSES:
  Bad debts                                                       2,000                    7,060
  Depreciation and amortization                                   9,449                    6,855
  Interest income                                                  -                      (9,627)
  Interest expense                                                1,731                      577
                                                        ---------------         ----------------
     Total other (income) expenses                               13,180                    4,865
                                                        ---------------         ----------------
NET LOSS                                                $      (684,691)        $       (616,693)
                                                        ===============         ================

Net loss per common share (basic)                       $         (0.09)        $         (0.09)
                                                        ===============         ===============
Weighted average number of common shares outstanding          7,767,629               6,727,763
                                                        ===============         ===============
Net loss per common share (diluted)                     $         (0.09)        $         (0.09)
                                                        ===============         ===============
Weighted average number of common shares outstanding          7,767,629               6,727,763
                                                        ===============         ===============


-------------------------------------------------------------------
                                                                  3

The accompanying notes are an integral part of these financial statements.

Infocall Communications Corp.
Statements of Changes in Stockholders' Equity (Deficit)

-------------------------------------------------------------------

                                                                                                        Total
                                        Common Stock             Additional         Accumulated      Stockholders'
                                    Shares       Amount        Paid-In Capital        Deficit       Equity (Deficit)
                                  ---------    -----------     ---------------    --------------    ----------------

BALANCE, FEBRUARY 28, 1998        5,801,930    $       580     $       388,278    $    (172,890)    $       215,968

Stock issuances in lieu of cash
 for compensation                 1,620,000            162             363,727                0             363,889

Net loss                                  0              0                   0         (616,693)           (616,693)
                                  ---------    -----------     ---------------    -------------     ---------------

BALANCE, FEBRUARY 28, 1999        7,421,930    $       742     $       752,005    $    (789,583)    $       (36,836)
                                  ---------    -----------     ---------------    -------------     ---------------

Stock issuances                     130,000             13              39,987                0              40,000

Stock issuances in lieu of cash
 for compensation                   985,000             99             435,153                0             435,252

Net loss                                  0              0                   0         (684,691)           (684,691)
                                  ---------    -----------     ---------------    -------------     ---------------

BALANCE, NOVEMBER 30, 1999        8,536,930    $       854     $     1,227,145    $  (1,474,274)    $      (246,275)
                                  =========    ===========     ===============    =============     ===============




-------------------------------------------------------------------
                                                                  4
The accompanying notes are an integral part of these financial statements.

Infocall Communications Corp.
Statements of Cash Flows

------------------------------------------------------------------


                                                            For the Nine          For the Twelve
                                                            Months Ended           Months Ended
                                                          November 30, 1999      February 28, 1999
                                                          -----------------      -----------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss                                                $       (684,691)      $       (616,693)
  Adjustments to reconcile net loss to net cash
    used in operating activities:
    Depreciation                                                     9,449                  6,855
    Stock issued in lieu of cash for
      professional services                                        479,532                363,889
    Changes in assets and liabilities
      affecting operations:
      Trade accounts receivable, net                               (13,680)               (19,200)
      Deferred costs                                               (25,000)                     0
      Accounts payable                                              35,769                 90,109
                                                          ----------------       ----------------
        Net cash used in operating activities                     (198,621)              (175,040)
                                                          ----------------       ----------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Payments received from note receivable                            25,000                227,001
  Purchases of property and equipment                              (10,620)                (5,893)
  Payments for security deposits                                    (6,028)                     0
  Payments of capital lease obligation                              (2,974)                     0
  Investment in software development costs                          (1,329)               (51,681)
                                                          ----------------       ----------------
        Net cash provided by investing activities                    4,049                169,427
                                                          ----------------       ----------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Purchase of certificate of deposit                               (50,000)                     0
  Proceeds from line of credit                                      45,000                      0
  Proceeds from loans from shareholder                              11,799                  5,613
  Proceeds received for stock to be issued                         265,000                      0
  Net proceeds from issuance of common stock                        40,000                      0
                                                          ----------------       ----------------
       Net cash provided by financing activities                   311,799                  5,613
                                                          ----------------       ----------------
NET CHANGE IN CASH                                                 117,227                      0

CASH, BEGINNING OF PERIOD                                                0                      0
                                                          ----------------       ----------------
CASH, END OF PERIOD                                       $        117,227       $              0
                                                          ================       ================
SUPPLEMENTAL DISCLOSURE:
  Interest paid during year                               $          1,731       $            577
                                                          ================       ================



------------------------------------------------------------------
                                                                 5

The accompanying notes are an integral part of these financial statements.

Infocall Communications Corp.
Notes to Financial Statements
November 30, 1999 and February 28, 1999

-------------------------------------------------------------------

A.  ORGANIZATION

        Infocall Communications Corp. (the "Company"), was incorporated in the State of Florida on February 1, 1993. The Company is engaged in the operations of providing various human resources and financial consulting services to the technology industry in the Washington D.C. metropolitan area and to a broader market using the Internet.

B.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Basis of accounting - The accounts of the Company are maintained on the accrual basis of accounting whereby revenue is recognized when earned, and costs and expenses are recognized when incurred.

        Use of estimates - Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from those estimates.

        Accounts receivable - The Company uses the allowance method to account for amounts, if any, of its accounts receivable which are considered uncollectible.

        Property and equipment - Property and equipment are stated at cost. Depreciation and amortization is determined using the straight-line method over estimated useful lives ranging from three to five years.

        Revenue recognition - Revenue is principally derived from customer contracts for employment searches, employee leasing and employee placement fees, and is recognized when the services have been rendered.

        Advertising   Advertising costs are charged to
    operations as incurred.  For the nine months ended
    November 30, 1999 and the year ended February 28, 1999, amounts charged to operations were $137,623 and $5,926, respectively.

        Deferred costs   Deferred costs consist of capitalized
    professional fees related to potential acquisitions.

        Software development costs   SOP 98-1, "Accounting for
    Costs of Computer Software Developed or Obtained for
    Internal Use", requires capitalization of external direct costs of materials and services consumed in developing or obtaining internal-use software. The
    Company had software development costs of $38,010 and $51,681 at November 30, 1999 and February 28, 1999,
    respectively.

-------------------------------------------------------------------
                                                                  6

Infocall Communications Corp.
Notes to Financial Statements
November 30, 1999 and February 28, 1999

-------------------------------------------------------------------

B.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

        Income Taxes - The Company, a C-corporation, accounts for income taxes under Statement of Financial
    Accounting Standards No. 109, "Accounting for Income Taxes." Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The principal differences are the utilization of the cash method of accounting for income tax purposes versus the accrual method of accounting for financial reporting purposes, net operating loss and contribution carryforwards and the use of accelerated depreciation methods to calculate depreciation expense for income tax purposes.

        Stock-based compensation   In October 1995, the FASB
    issued SFAS No. 123, "Accounting for Stock-Based Compensation", which encourages companies to recognize expense for stock-based awards based on their estimated fair value on the grant. SFAS is effective beginning with the year ending December 31, 1996. SFAS No. 123 permits companies to account for stock-based compensation based on provisions prescribed in SFAS No. 123 or based on the authoritative guidance in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees". The Company has elected to continue to account for its stock based compensation in accordance with APB 25 which uses the intrinsic value method, however, as required by SFAS
    No. 123, the Company has disclosed the pro forma impact on the financial statements assuming the measurement provisions of SFAS No. 123 had been adopted. The Company accounts for all other issuances of equity instruments in accordance with SFAS No. 123.

        Net loss per common share   The Company reports basic
    and diluted earnings per share ("EPS") according to the provisions of SFAS No. 128, "Earnings Per Share." SFAS No. 128 requires the presentation of basic EPS and, for companies with complex capital structures, diluted EPS. As the Company has common stock and common stock equivalents outstanding, basic and diluted EPS are presented. Basic EPS excludes dilution and is computed by dividing net income (loss) available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted EPS is computed by dividing net income (loss) available to common stockholders, adjusted by any convertible preferred dividends; the after-tax amount of interest recognized in the period associated with any convertible debt; and any other changes in income or loss that would result from the assumed conversion of those potential common shares, by the weighted number of common shares and common share equivalents (unless their effect is anti-dilutive) outstanding.

-------------------------------------------------------------------
                                                                  7

Infocall Communications Corp.
Notes to Financial Statements
November 30, 1999 and February 28, 1999

-------------------------------------------------------------------

B.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

        Capital Structure   SFAS No. 129, "Disclosure of
    Information about Capital Structure," requires a summary presentation of the pertinent rights and privileges of the various securities outstanding. The
    Company's outstanding stock is completely comprised of voting common stock. There are no other rights or privileges to disclose. In addition, entities are required to disclose the number of shares issued upon conversion, exercise, or satisfaction of required conditions during the periods presented.

        Comprehensive Income - Effective for financial statements for periods ending after December 15, 1997, the Financial Accounting Standards Board ("FASB") issued Statements of Financial Accounting Standards
    ("SFAS") No. 130, "Reporting Comprehensive Income," which establishes standards for reporting comprehensive income and its components. Comprehensive income is defined as the change in equity during a period from transactions and other events from non-owner sources.
    Entities that do not have items of other comprehensive income in any period presented are not required to report comprehensive income, accordingly the Company has not made any such disclosure in the statements presented herein.

        Segment Information   Effective for financial
    statements for periods beginning after December 15, 1997, the FASB issued SFAS No. 131, "Disclosure about
    Segments of an Enterprise and Related Information."
    This pronouncement requires public enterprises to report certain information about operating segments, including products and services, geographic areas of operations, and major customers. The Company has determined that it does not have any separately reportable business segments for the nine months ended
    November 30, 1999 and the year ended February 28, 1999.

        Change in year-end - The Company, which previously reported on a fiscal year ending February 28, changed their reporting period to a fiscal year ending November
    30, 1999.

    NEW ACCOUNTING PRONOUNCEMENTS:

        Derivatives Instruments and Hedging Activities   In
    June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." It establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. The FASB has recently issued SFAS No. 137,
    "Accounting for Derivative Instruments and Hedging
    Activities- Deferral of Effective Date of FASB
    Statement No. 133." The Statement defers for one year the effective date of SFAS No. 133. Management believes that the adoption of this standard will not have a material effect on the Company's financial position or results of operations.

-------------------------------------------------------------------
                                                                  8

Infocall Communications Corp.
Notes to Financial Statements
November 30, 1999 and February 28, 1999

-------------------------------------------------------------------


C.  PROPERTY AND EQUIPMENT


                                             November 30,     February 28,
                                                  1999            1999
                                             ------------     ------------
        Equipment                            $    35,055      $    32,435
        Furniture                                  8,000             -
                                             -----------      -----------
                                                  43,055           32,435
          Less: accumulated depreciation         (18,809)          (9,360)
                                             -----------      -----------
        Property and equipment, net          $    24,246      $    23,075
                                             ===========      ===========


D.  NOTE RECEIVABLE

        On December 31, 1997, the Company sold their investment in a subsidiary to a related party (see Note I) and received a note receivable in the amount of the sale, $260,000. Interest was paid using a rate of 7.67% per annum, compounded semi-annually. At November 30, 1999 and February 28, 1999 the balance of the note receivable was $-0- and $25,000, respectively.

E.  LINE OF CREDIT - BANK

        On September 1, 1999, the Company entered into a line of credit agreement with a local financial institution for a maximum amount of $50,000, which is collateralized by the Company's $50,000 certificate of deposit. The note is payable on demand with an expiration date of September 1, 2000. Interest accrues at an annual rate of 1.00% over the Prime Lending Rate, which is published in the Wall Street Journal. At November 30, 1999, the interest rate to be applied to the unpaid balance was 9.25%. The Company is required to make monthly payments of accrued interest only, unless demanded by the financial institution or the note matures. The balance was $45,000 and $-0- as of November 30, 1999 and February 28, 1999, respectively.

F.  NOTE PAYABLE

        The Company has a note payable, with an original amount of $12,245, due to a finance company for the acquisition of an office copier. The Company expects to repay the obligation within the following year.

G.  LIABILITY FOR STOCK TO BE ISSUED

        The amount due of $309,280 at November 30, 1999 represents stock to be issued to individuals in which the Company has received payment and stock to be issued to individuals for services rendered during the nine months ended November 30, 1999.

        The Company, in December 1999, has issued the shares represented by the liability for stock to be issued, as noted above.

-------------------------------------------------------------------
                                                                  9

Infocall Communications Corp.
Notes to Financial Statements
November 30, 1999 and February 28, 1999

-------------------------------------------------------------------

H.  INCOME TAXES

       The benefit for income taxes for the nine months ended
    November 30, 1999 and the year ended February 28, 1999 is as follows:

                                             November 30,     February 28,
                                                  1999            1999
                                             ------------     ------------
            Current                          $    -           $     -
            Deferred                              -                 -
                                             ------------     ------------
            Total benefit for income taxes   $    -           $    -
                                             ============     ============



        A reconciliation of income tax at the statutory rate to the Company's effective rate is as follows for the periods ended:


                                                 November 30,     February 28,
                                                     1999            1999
                                                 ------------     ------------
      Computed at the expected statutory rate    $  (232,795)     $   (209,676)
      State income tax - net of Federal
        tax benefit                                  (27,388)          (24,668)
      Stock discount valuation differences             68,560           57,319
      Other, net                                        1,054            1,366
      Less valuation allowance                        190,569          175,659
                                                  -----------     ------------
         Total benefit for income taxes           $    -          $     -
                                                  ===========     ============


          Deferred tax assets and liabilities at November 30, 1999 and February 28, 1999 were as follows:

                                             November 30,     February 28,
                                                  1999            1999
                                             ------------     ------------

      Deferred tax assets:
        Net operating loss carryforwards     $   354,232      $   192,297
        Contribution carryforwards                   361              361
        Accrual to cash conversion
          differences - accounts payable          46,675           33,243
        Stock issuance liability                  16,809             -
        Depreciation and amortization              7,140            3,553
                                             -----------      -----------
              Gross deferred tax assets          425,217          229,454

        Deferred tax liabilities:
          Accrual to cash conversion
            differences - trade receivables      (12,482)          (7,288)
                                             -----------      -----------
          Valuation allowance                   (412,735)        (222,166)

      Net deferred taxes                     $      -         $      -
                                             ===========      ===========


-------------------------------------------------------------------
                                                                 10

Infocall Communications Corp.
Notes to Financial Statements
November 30, 1999 and February 28, 1999

-------------------------------------------------------------------

H.  INCOME TAXES (continued)

        The Company has available at November 30, 1999 approximately $933,000 of unused operating loss carryforwards that may be applied against future taxable income that expire in years 2008 through 2019.
    Certain tax returns have not been filed since February
    28, 1995 and therefore net operating loss and contribution carryforwards may not be available.

   RELATED PARTY TRANSACTIONS

        The President of the Company has loaned the Company money to fund current operations. At November 30, 1999 and February 28, 1999 the Company was indebted to the President for $41,616 and $29,817, respectively.

        The note receivable (see Note D) is due from a company controlled by a party related to the President. As of November 30, 1999 and February 28, 1999 the balance of the note receivable was $-0- and $25,000, respectively.

        The President was compensated for services rendered for the periods ended November 30, 1999 and February
    28,1999 through the issuance of 200,000 and 1,000,000 shares of restricted, Rule 144(A), common stock. Those shares were valued at $140,910 and $114,897, and is included in Operating Expenses on the Statement of Operations for the periods ended November 30, 1999 and February 28, 1999, respectively.

   COMMITMENTS AND CONTINGENCIES

        Operating leases

        The Company subleased office space in Vienna, Virginia which ended September 1, 1999. Terms of the sublease agreement required monthly rental payments of $2,600, plus the Company's proportionate share of operating costs of the sublessor.

        In November 1999, the Company entered into a new office space lease in Vienna, Virginia. Terms of the lease agreement require twelve (12) monthly rental payments
    of $4,634.   If the term is extended after the initial
    lease period, monthly payments will be increased by 3% and the Company will be liable for its proportionate share of the landlord's operating expenses. Minimum future lease commitments under this agreement for the year ending November 30, 2000 is $50,974.

        Rent expense for the nine months ended November 30, 1999 and the year ended February 28, 1999 was $21,759 and $27,590, respectively.

-------------------------------------------------------------------
                                                                 11

Infocall Communications Corp.
Notes to Financial Statements
November 30, 1999 and February 28, 1999

-------------------------------------------------------------------

J.  COMMITMENTS AND CONTINGENCIES (continued)

    Capital lease obligations

       The Company leases certain equipment held under capital lease agreements expiring in 2001. The assets and liabilities under capital leases are recorded at the lower of the present value of the minimum lease payments or the fair value of the asset. The assets are amortized over their estimated productive lives. Amortization of assets under capital leases is included in depreciation and amortization expense.

        Future minimum lease payments due under the capital lease agreement as of November 30, 1999 are as follows:


           Year ending November 30:
                      2000                       $    5,680
                      2001                            4,262
                                                 ----------

           Total minimum lease payments               9,942
            Less: amount representing
              interest                               (1,375)
                                                 ----------
                                                      8,567
            Less: current portion                    (4,589)
                                                 ----------
                                                 $    3,978
                                                 ==========

    Contract

        The Company entered into an agreement in December 1996 to receive an amount equal to the principal sum of $1,000,000 in long distance telephone services at the Interstate rate of between $0.07 and $0.09 per minute (price guaranteed for up to twelve (12) months from the date of the agreement). In consideration, the Company has offered 500,000 Rule 144 common shares, which is redeemable on an equal pro rata basis to the use of long distance telephone service. The actual quantity of shares that shall be exchanged is predicated upon the value of the common stock at point of exchange for telecommunications time used. The agreement has several termination clauses, however, the contract has an ultimate expiration date of December 2001. As of November 30, 1999 and February 28, 1999, the Company did not use any telecommunications services relating to the agreement.

   CONCENTRATION OF CREDIT RISK

        Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash. The Company maintains its cash account with a commercial bank located in Virginia.
    Cash balances are insured by the Federal Deposit
    Insurance Corporation, up to $100,000 per financial institution. At November 30, 1999 and February 28,
    1999, the Company had no uninsured cash balances.


-------------------------------------------------------------------
                                                                 12

Infocall Communications Corp.
Notes to Financial Statements
November 30, 1999 and February 28, 1999

-------------------------------------------------------------------

CONCENTRATION OF CREDIT RISK (continued)

        During the periods ended November 30, 1999 and February
    28, 1999, revenue was generated from major customers in amounts exceeding 10% of total revenues as follows:


                      November 30, 1999                  February 28, 1999
             ---------------------------------    ------------------------------


                                   Accounts                           Accounts
                                   Receivable                         Receivable
             Revenue       %       Balance        Revenue       %     Balance
             --------     ---      ----------     -------      ---    ----------

Customer 1   $ 70,600     18%      $    5,200     $ 19,680     34%    $    9,600

Customer 2   $208,080     53%      $   10,000     $   -         -%    $     -

Customer 3   $ 70,000     18%      $   15,680     $   -         -%    $     -

Customer 4   $   -         -%      $     -        $  8,750     15%    $     -




COMMON STOCK ISSUED IN LIEU OF CASH COMPENSATION

        The Company has issued Rule 144(A), "restricted stock" in lieu of cash for compensation of certain employees and consultants. Due to the one (1) year restriction placed on the stock and therefore the resulting lack of marketability, the Company has elected to discount the value of the restricted stock by 14.6% of the fair value of non-restricted trading stock at the grant date.

        Had compensation expense been determined based on the fair value of the stock granted at the grant dates consistent with the method of accounting under SFAS
    123, the Company's net loss and net loss per share would not have changed.

        The total compensation cost, related to these stock issuances, recognized for the nine months ended
    November 30, 1999 and the year ended February 28, 1999 is $479,532 and $363,889, respectively, and is included in operating expenses on the Statement of Operations.



-------------------------------------------------------------------
                                                                 13

Infocall Communications Corp.
Notes to Financial Statements
November 30, 1999 and February 28, 1999

-------------------------------------------------------------------

NET LOSS PER COMMON SHARE

        As required by SFAS No. 128, the following is a reconciliation of the basic and diluted EPS calculations for the periods presented:


                                                 November 30,     February 28,
                                                     1999            1999
                                                 ------------     --------------

    Net loss (numerator)                         $   (684,691)     $    (616,693)
    Weighted average share
     (denominator)                                  7,767,629          6,727,763
    Basic net loss per share                     $       (.09)      $       (.09)
    Dilutive shares
     (denominator)                                  7,767,629          6,727,763
    Diluted net loss per share                   $       (.09)      $       (.09)



        As required by the Securities and Exchange Commission
    (SEC) Staff Accounting Bulletin No. 98, the above calculation of EPS is based on SFAS No. 128, "Earnings Per Share." Thus, 130,000 purchase warrants granted during the nine months ended November 30, 1999 are not included in the calculation of diluted EPS as their inclusion would be antidilutive. No purchase warrants were granted during the year ended February 28, 1999.
    In addition, the Company is liable to issue 1,026,800 shares of common stock and 700,000 purchase warrants related to cash received and services rendered for the nine months ended November 30, 1999.

N.  OPERATING LOSSES

        The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplate continuation of the Company as a going concern. The Company has sustained substantial costs in implementing its action plan, as outlined in its business plan in recent years.
    In addition, the Company used substantial amounts of working capital in funding these costs. At November 30, 1999, current liabilities exceed current assets by $26,301. (See NOTE O).

          In view of these matters, the ability of the Company to continue as a going concern is dependent upon the Company's ability to meet its financing requirements, and the success of its future operations. Management believes that the costs incurred to implement its action plans and develop its infrastructure, as outlined in its business plan, are substantially complete. The costs incurred primarily resulted in the net losses referred to above. Management believes it can now focus on generating revenues and this will provide the opportunity for the Company to continue as a going concern.


-------------------------------------------------------------------
                                                                 14

Infocall Communications Corp.
Notes to Financial Statements
November 30, 1999 and February 28, 1999

-------------------------------------------------------------------

O.  SUBSEQUENT EVENTS

        On December 13, 1999, the Company raised $300,000 in additional working capital in exchange for 600,000 shares of restricted, (Rule 144(A)), common stock to be issued. The use of the $300,000 is not restricted and it is available to fund general operations as necessary.











-------------------------------------------------------------------
                                                                 15

                             PART III


ITEMS 1 AND 2. INDEX TO AND DESCRIPTION OF EXHIBITS

EXHIBIT No.    EXHIBIT NAME

(3)

  3(i)           Certificate of Incorporation of
                 InFocall Communications Corp.

  3(i)(1)        Certificate of Amendment of Certificate
                 of Incorporation of InFocall Communications Corp.

  3(ii)          Bylaws of InFocall Communications Corp.

(27)

  27.1           Summary Financial Data Schedule


Index to Financial Statements

DESCRIPTION                                            PAGE
-----------                                            ----

Independent Auditor's Report                            1

Financial Statements:

  Balance Sheets                                        2

  Statement of Operations                               3

  Statements of Change in Stockholders'
  Equity (Deficit)                                      4

  Statements of Cash Flows                              5

Notes to Financial Statements                           6-15



                            SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                              InFocall Communications Corp.



                              By:/s/Thomas M. Richfield
                                 Thomas M. Richfield, CEO

Date December 28, 1999